SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated March 31, 2004 re France Telecom adapts its organization

www.francetelecom.com

Press release

France Telecom adapts its organization

An answer to changes in technology and customer demand for service offerings

Paris, March 30, 2004 – France Telecom has decided to adapt its organization to answer the new needs of its clients and fully integrate technological change in the development and provision of its communication services offering.

Building on its core businesses of mobile and broadband, France Telecom, as an integrated communication services operator, intends to provide its personal, home and enterprise clients with a broad and consistent range of communication services, independently of the various types of networks used.

Five Operational Divisions

The five Operational Divisions are oriented towards customer demand and the corresponding markets.

The Enterprise Communication Services Division is responsible for the development of communication services to companies around the world. It includes the existing Corporate Solutions Division (SGE), Equant and the Corporate Solutions Marketing Department of the Fixed-Line Services and Distribution France Division (FDF). It is also in charge of providing the services it develops to large companies.

The Home Communication Services Division is responsible for developing all home communication services, in particular broadband services on the fixed line, throughout Europe. It includes Wanadoo, Uni2 and the current Consumer Marketing Department of Fixed-Line Services and Distribution France.

The Personal Communication Services Division is responsible for developing communication services for individuals on mobile terminals. It fully integrates the Orange subsidiary.

The Sales and Services France Division is in charge of distributing all Group products in France to the Consumer and Small and Medium Business markets. It also represents the Group in relations with local authorities. It includes the current regional organization, the Department of Distribution, the Department of Sales and Customer Relations, the Department of Intervention and IT and the Business Customers Department of Fixed-Line Services and Distribution France.

The International Division is responsible for supervising and developing the TPSA Group and the other Group subsidiaries outside France, except for the international subsidiaries of Orange, Wanadoo and Equant.

France Telecom	6 Place d’Alleray	Phone: +33 1 44 44 93 93
Corporate Communication	75505 Paris cedex 15	Fax: +33 1 44 44 80 34
Information Department	France

Five Performance Divisions

The five Performance Divisions are responsible for improving the Group’s operational performance.

The Networks, Carriers and IT Division: in accordance with recent and future technological developments, the networks and information systems activities are brought together. The new division will include the current Networks & Carriers and IT divisions. It is responsible in particular for developing and managing France Telecom’s networks, regardless of the technologies used, for providing services to other carriers and for developing and maintaining all Group information systems.

The Technology and Innovation Division, which mainly includes France Telecom R&D, is in charge of conducting the Group’s research programs and leveraging its intellectual property. It plays a driving role in all innovation processes.

The Sourcing Division is in charge of achieving maximum efficiency in purchasing and operational and investment expenditure.

The TOP Program Division ensures the proper implementation of the TOP programs within the new organization.

The Content Aggregation Division is responsible for partnerships with content providers and coordinating the development of the related technological platforms.

Support Functions

The five Support Functions, which back the Operational and Performance divisions, ensure the consistency of Group policies.

Their scope will change in two ways:

–	given the strategic importance of regulation, the Department of Regulation will report directly to the Chairman

–	to strengthen management communications, a Management Networks and Internal Communication function is created.

In accordance with the Ambition FT 2005 plan, and now that the organization reflects the integrated operator strategy, it becomes essential to ensure the proper coordination of the Group’s policies in terms of brands and marketing. A member of the Executive Committee is responsible for this mission.

The new France Telecom Executive Committee is effective immediately. Reporting will take effect from the beginning of July 2004.

For the first half of 2004, France Telecom financial reporting will be based on the former organization.

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The Executive Committee includes:

•	Thierry BRETON, Chairman and Chief Executive Officer, assisted by Jacques CHAMPEAUX for regulatory affairs.

•	Frank DANGEARD, in charge of financial rebalancing and value creation, FT 2005, assisted by Stéphane PALLEZ.

•	Didier LOMBARD, in charge of technologies, strategic partnerships and new usages, FT 2005.

•	Olivier BARBEROT, in charge of development and optimisation of human competencies, FT 2005.

•	Didier QUILLOT, in charge of marketing and branding coordination, FT 2005. Didier QUILLOT remains in charge of Orange France.

Operational Divisions:

•	Barbara DALIBARD, Enterprise Communication Services.

•	Olivier SICHEL, Home Communication Services.

•	Thierry BRETON, Chairman of Orange, and Sanjiv AHUJA, CEO of Orange, in charge of Personal Communication Services. John Allwood, in charge of Orange UK, joins France Telecom’s Executive Committee.

•	Michel DAVANCENS, Sales and Services France, under the responsibility of Michel COMBES.

•	Jean-Paul COTTET, International.

Performance Divisions:

•	Jean-Philippe VANOT, Networks, Carriers & IT.

•	Pascal VIGINIER, Technology and Innovation.

•	Louis-Pierre WENES, Sourcing.

•	Jean-Paul COTTET, TOP program.

•	Patricia LANGRAND, Content aggregation.

Support Functions:

•	Michel COMBES, Finance.

•	Bernard BRESSON, Human Resources.

•	Olivier BARBEROT, Management Networks & Internal Communication.

•	Jean-Yves LARROUTUROU, General Secretary.

•	Marc MEYER, External Communications.

Press contacts:

Nilou du Castel

nilou.ducastel@francetelecom.com

Phone: +33 1 44 44 93 93

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 31, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information